UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Effective December 18, 2007, the Board of Directors (the “Board”) of eLong, Inc. (the “Company”) (i) increased the size of the Board to nine persons, (ii) accepted the resignation of Martin Pompadur from the Audit Committee of the Board and from the Board, and (iii) appointed Leo Austin and Michael J. Scown to the Board and to the Audit Committee to fill vacancies in the Board resulting from the increase in the size of the Board and from Mr. Pompadur’s resignation and vacancies in the Audit Committee resulting from Mr. Pompadur’s resignation and the previously reported resignation of David Goldhill.

Following Mr. Pompadur’s resignation and the appointments of Mr. Austin and Mr. Scown to the Board, the following are the members of the Board:

Henrik Kjellberg

Justin Tang

Michael Doyle

Barney Harford

Arthur Hoffman

Johan Svanstrom

Thomas Gurnee

Leo Austin

Michael J. Scown

The Audit Committee of the Board is now composed of Thomas Gurnee, Leo Austin, and Michael J. Scown.

On December 20, 2007, the Company’s outside legal counsel received a letter from Nasdaq Listing Qualifications stating that, as a result of information provided to Nasdaq Listing Qualifications by the Company regarding the appointments of Mr. Austin and Mr. Scown to the Company’s Audit Committee, the Company is in compliance with the audit committee requirement for continued listing on The Nasdaq Global Market set forth in Marketplace Rule 4350(d)(2).

The information herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 27, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer